UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

15 April 2010

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes                     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom revises financial guidance and provides update on regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 15 April 2010	By:	/S/ CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

15 April, 2010

Telecom revises financial guidance and provides update on regulation

In accordance with listing rules, Telecom has today announced changes to its FY11 to FY13 financial guidance. FY10 financial guidance remains unchanged (refer appendix).

FY11 to FY13 Guidance Changes

The financial guidance provided below assumes retention of AAPT and does not reflect any impact from the Government’s Ultra Fast Broadband initiative (“UFB”), which is likely to reshape the industry.

	Previous Guidance	Previous Guidance restated in dollar terms	New Guidance in dollar terms
FY11
EBITDA	+4 to +6%	$1.820 billion to $1.855 billion	$1.720 billion to $1.780 billion
CAPEX	Not provided	Not provided	$1.0 to $1.1 billion
FY12
EBITDA	+4 to +6%	+$70 million to +$110 million	+$20 million to +$80 million
FY13
EBITDA	+4 to +6%	+$75 million to +$115 million	+$20 million to +$80 million
CAPEX	Around $0.75 billion	Around $0.75 billion	Around $0.75 billion

Changes to FY11 to FY13 EBITDA guidance reflect, amongst other things:

•	TSO/RBI regulatory decisions as previously advised on 16 March 2010

•	A softening revenue outlook due to:

•	Lower mobile revenue growth

•	Price pressures in voice and data markets

•	Flow on impacts of the economic downturn

•	Management initiatives to drive harder on cost out programmes outlined in May 2009

Telecom expects Capital Expenditure to reduce from $1.1 to $1.2 billion in FY10 to $1.0 to $1.1 billion in FY11. This guidance has not previously been provided.

Update on Regulation

“We are highly focused on how we position Telecom for a UFB world, and the implications for this on Telecom’s regulatory undertakings which are designed for a copper, not fibre world” said Paul Reynolds, Telecom CEO.

“We are open to working with the government on a full range of approaches to its UFB initiative. Our focus is on delivering the best result for Telecom shareholders and New Zealanders.”

Telecom will be hosting an investor/media call at 4.00 p.m, NZT, Thursday, 15th April. Dial in details are as follows:

Australian Toll Free	1800 730 003
New Zealand Toll Free	0800 442 062
Hong Kong Toll Free	800 908 771
Japan Toll Free	0053 125 0002
Singapore Toll Free	800 616 3006
UK Toll Free	0800 169 8227
USA Toll Free	1877 546 5354
Australian Metered	02 9112 4629
International Metered	612 9112 4629

-  ends  -

For media queries, please contact:

Mark Watts

Head of External Media

+64 (0) 272 504 018

For investor relations queries, please contact:

Mark Laing

GM Investor Relations

+64 (0) 272 275 890

Appendix

Unchanged FY10 financial guidance

•	Adjusted Group EBITDA of -1 to +2%,

•	Expected to be near the lower end of the range

•	Southern Cross dividends of NZ$50m to NZ$80m

•	Group depreciation & amortisation approximately NZ$1.00 billion to $1.06 billion

•	Adjusted effective tax rate of around 25%

•	Subject to changes in tax legislation

•	Adjusted Group Net Earnings NZ$400m to $440m

•	Expected to be near the lower end of the range

•	Subject to changes in tax legislation

•	Group Capital Expenditure of $1.1 billion to $1.2 billion